U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         STARWOOD PROPERTY TRUST, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                             CTW INVESTMENT GROUP

April 8, 2014

PLEASE WITHHOLD SUPPORT FOR THE RE-ELECTION OF INSIDE DIRECTOR JEFFREY G. DISHNER AND COMPENSATION COMMITTEE CHAIRMAN RICHARD D. BRONSON AT STARWOOD PROPERTY TRUST'S (NYSE: STWD) ANNUAL MEETING ON APRIL 30, 2014.

Dear Starwood Property Trust shareholder:

We are writing to urge you to WITHHOLD SUPPORT FROM STARWOOD PROPERTY TRUST
(STWD) INSIDE DIRECTOR JEFFREY G. DISHNER AND COMPENSATION COMMITTEE CHAIRMAN RICHARD D. BRONSON at the STWD annual meeting of shareholders to be held on April 30th. In our view, the current STWD board of directors lacks the credible independence essential to mitigating the inherent conflicts of interest and governance challenges of the externally-managed REIT structure Of particular concern:

  - Several current Directors deemed "Independent" by the board have ties to Starwood Capital, the parent company of STWD's manager, or its CEO & Chairman Barry Sternlicht;
  - 43% insider board representation - among the highest of its peer group;
  - Steep rise in both management and outside director fees;
  - The combined positions of CEO & Chairman;
  - Overlapping directorships between Mr. Sternlicht and STWD's Lead Independent Director;
  - An overextended CEO now serving on a total of six public company boards;
    and
  - Increasing number and value of transactions between STWD, Starwood Capital and its affiliates.

Greater board independence is critical as STWD navigates what could be a profoundly challenging period for the mortgage-REIT sector and as the company continues to expand its risk profile. With the current board structure giving outsized influence to the external manager, an affiliate of Starwood Capital, we believe a necessary first step in strengthening independence should be the replacement of its least senior representative, Mr. Dishner, an EVP of Starwood Capital with an independent Director who has no affiliations with Starwood Capital or its executives. In addition, the steep rise in management and outside director fees and excessive one-time equity grants cause us to question the Compensation Committee's current policies. This coupled with the numerous overlapping directorships that our Compensation Committee Chair, Mr. Bronson, shares with our CEO shakes our confidence in his ability to lead this committee.

The CtW Investment Group works with pension and benefit funds sponsored by affiliates of Change to Win to enhance long-term shareholder value through active ownership. These funds have over $250 billion in total assets under management and are substantial STWD shareholders. We detail our concerns below.


STWD's INCREASINGLY RISKY INVESTMENTS REQUIRE A GREATER LEVEL OF OBJECTIVE OVERSIGHT

In several categories of assets our c'mpany is moving into riskier investments. Over the past year STWD's portfolio of loans classified as 4's, whose sponsors have credit history that include, "missed payments, past due payment, and maturity extensions" has gone from 3.3% of the loan portfolio to 5.5%. In 2012 there were no unclassified loans, while in 2013 there are more than $200 million worth of unclassified loans, whose risks we are unaware of. While the addition of LNR and expansion in European assets has grown the asset base of our company, integrating these remains an untested strategy and brings new challenges and conflicts.

           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

In 2013, our company engaged in hundreds of millions of dollars of new transactions with companies dominated by our manager, its affiliates or executives. This is in addition to the co-investments at Mammoth Mountain, 701 Seventh Avenue, SEREF and LNR in which we were already parties.
While one of the key strengths of our company is our ability to invest alongside our manager and its affiliates, many of the related-party transactions conducted in the last year were not co-investments but direct engagements. Our manager or its executives were direct parties to the spin-off of SWAY, purchase of a regional mall securitization and purchase of B-notes on an Austin, Texas office complex. Given our company's increasing risk and the growing value of transactions where our manager is a party we need to ensure that we maintain strong controls.

STWD BOARD INDEPENDENCE SHOULD BE STRENGTHENED

Unfortunately over the past year it seems that many of the controls in place at our company have grown weaker. The threshold for investments that must receive full board approval has gone from $150 million to $250 million. And the threshold for investments that require only the approval of the investment committee of our Manager has doubled from $75 million to $150 million. Undoubtedly changes were due given the growth of our company, but these changes could have been made in the context of improving broader corporate controls and a splitting of responsibilities.

Maintaining a seven-member board with three inside directors (Messrs. Sternlicht, Fellows, and Dishner) is excessive in our view. This is particularly true considering Mr. Sternlicht already wields a significant amount of control due to his joint role as CEO and Chairman of the board.
In addition, Mr. Sternlicht now serves on a total of six public company boards as well as the boards of many private interests and not-for-profits. This is concerning, as six public boards is, by any standard, an exorbitant number of commitments for an active CEO, and it seems to indicate the current board is unable to ensure that Mr. Sternlicht is not unduly distracted.

Our concerns over board independence are only heightened by the steep rises in management and director fees. Director retainers have increased by around 80% over the past two years. This is overshadowed however by increases in management fees. Total management fees, including base fee, incentive fee and other reimbursements, have gone up by 145% since 2011 but of most concern are the one-time equity grants to the manager. From 2009 through 2013, a sum of over $60 million in equity awards was granted to the manager. By contrast, in the first month of 2014 alone the company granted over $70 million in new awards. In addition to that, the same management team was handsomely rewarded with new equity awards at the spinoff of SWAY, getting 777,754 shares in addition to the 1.6% interest in SWAY they already received by virtue of the distribution to common shareholders.

Richard Bronson, who serves as our Lead Independent Director and the Chair of our Compensation Committee, serves on several other company boards alongside our Chairman and CEO. At TRI Pointe Homes he is also the lead independent director and Mr. Sternlicht is the Chairman. At Starwood WayPoint, Mr. Sternlicht is a trustee and Mr. Bronson is again a member of the board of directors. Given the numerous affiliations shared by Mr. Bronson and Mr. Sternlicht, it may be difficult to ensure that independent judgment and scrutiny are being exercised. In light of this and given the current trajectory of manager and director fees, we do not consider Mr. Bronson an appropriate choice for Compensation Committee Chair.

________________________________________2_______________________________________

          THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

Finally, we note that STWD compares poorly to its peers in terms of board independence. Of 38 peers STWD is one of nine companies whose boards are less
than two-thirds independent./1/   Of that same group STWD is one of the five
companies with the lowest proportion of independent board members. Several directors have affiliations that could compromise their independence
As STWD's risk is increasing and the company is entering new lines of business, a strong and independent board would most effectively oversee the company's strategic choices and relationship with the manager. We are concerned with several of STWD's current directors who are deemed independent by the company. While they appear to be in compliance with the NYSE's definition of independence, investors recognize that the NYSE's rules on director independence are minimum requirements that do not capture all potential conflicts of interest a director may have with a company or its executives. These directors have relationships with Starwood Capital or its Chairman &
CEO Sternlicht that could undermine their ability to serve as effective monitors of the STWD/Starwood Capital relationship:

  - Camille Douglas is a senior advisor for the LeFrak Organization. Affiliates of the LeFrak Organization joined with Starwood Capital in 2009 to purchase a $4.5 billlion portfolio of assets of the failed Corus Bank. The joint venture still operates today as ST Residential. In referencing the board's determination of independence for Ms. Douglas this year's proxy states, "the Board of Directors took into account a joint venture between Starwood Capital Group, an affiliate of the Company, and the LeFrak Organization, for which Ms. Douglas is a Senior Vice President and Advisor, which exists for the purpose of building a hotel in Miami, Florida." In light of this relationship, we believe the financial ties between STWD's manager and Ms. Douglas' primary corporate affiliation call into question her ability to exercise independent judgment on issues related to Starwood Capital.

  - Richard Bronson serves on three boards of companies where Mr. Sternlicht is the Chairman: TRI Pointe Homes, Starwood Waypoint Residential and Starwoord Property Trust. It is troubling to us that for most of his public company board experience he seems to have been recruited by Mr. Sternlicht, and we question how this may impact his status as an independent director, especially given the importance of his roles as Lead Independent Director and Compensation Committee Chair at STWD.

  - Jeffrey DiModica directs MBS sales and strategy for the Americas at Royal Bank of Scotland (RBS). STWD has acknowledged some potential for conflicts of interest given Mr. DiModica's role at RBS, and has adopted a policy that limits transactions with RBS to the greater of $1 million or 2% of the RBS's consolidated gross revenues. In our view, this threshold does not provide much protection against conflicts, as RBS is one of the largest companies in the world and two percent of gross revenues for RBS amounts to nearly $500 million. More importantly, this threshold does not appear to apply to Starwood Capital./2/ Mr. DiModica therefore is in a position to be evaluating decisions made by Starwood Capital for STWD, while conducting business with Starwood Capital at RBS.

Here, we believe that an assessment of STWD director independence should include an analysis of directors' relationships with Starwood Capital and its executives. Starwood Capital dominates the REIT and executives of Starwood Capital direct STWD's strategy, operations and daily functioning. While this arrangement may provide
____________________
/1/ Peer companies included 24 companies identified by ISS, 12 identified by Starwood for executive compensation comparison, and three peer mortgage REITs:
Annaly Capital Management, MFA Financial, and Two Harbors Investment Corp.
/2/ In fact, Starwood Capital bid on a $1.5 billion RBS loan book in 2011, see Starwood Capital Group," EuroProperty Magazine. Oct 17, 2011.


________________________________________3_______________________________________

          THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

a competitive advantage to STWD, it should be carefully overseen by an independent board of directors because the interests of Starwood Capital may not always be aligned with those of STWD shareholders.

CONCLUSION

While Jeffrey Dishner has many years of experience in commercial real estate, the board should be able to access his expertise given his position as an executive of the company. It is our view that the presence of STWD's Chairman & CEO as well as its President on the board of directors should be sufficient to representthe perspective of management. We believe that shareholders will benefit from added independence and that Mr. Dishner should be replaced with a director that has no affiliations with STWD or Starwood Capital. In addition, we believe Mr. Bronson should no longer serve on STWD's compensation committee. This view is supported by the steep increases in manager and director pay and by the numerous overlapping directorships with Mr. Sternlicht. We urge you to join us by WITHHOLDING SUPPORT FROM INSIDE DIRECTOR JEFFREY G. DISHNER AND COMPENSATION COMMITTEE CHAIRMAN RICHARD D. BRONSON to communicate to the STWD board the importance of greater board independence. If you would like to discuss our concerns directly with us, please contact us at (202) 721-6060.

Sincerely,

/s/ Dieter Waizenegger

Dieter Waizenegger
Executive Director, CtW Investment Group




________________________________________4_______________________________________

          THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.